Mail Stop 3561

April 30, 2010

Mr. Joseph Meuse
President and Chief Executive Officer
Daytona Systems, Inc.
360 Main Street
Washington, VA 22747

   Re: Daytona Systems Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed April 14, 2010
     File No. 000-52714

Dear Mr. Meuse:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Section 302 Certifications

1. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
    - You included the title of the certifying individual at the beginning of the certification. This title should be removed.
    - You did not specify the identity of your company in paragraph one.
    - Paragraph 4(d) should include a reference to "(the registrant's fourth fiscal quarter in the case of an annual report)".

- You used the word "issuer" instead of "registrant" in paragraphs three and five.
- Please note that your certification should be signed by both your principal executive office and principal financial officer. If any person occupies more than one of the positions of principal executive officer or principal financial officer, shall indicate each capacity in which he signs the report.

Please confirm that in future filings you will address each of the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Joseph Meuse
Daytona Systems, Inc.
April 30, 2010
Page 3

        You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian
Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on
the financial statements and related matters.

                                Sincerely,

                                Tia Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel and
                                Health Care Services